EXHIBIT 8.1

LIST OF SUBSIDIARIES

Name	Jurisdiction of Incorporation	Ownership
Marcus Corporation	Nevada, U.S.A.	98.49%
Coral Energy Corporation of California*	California, U.S.A.	100%
Coral Resources Inc.	Nevada, U.S.A.	100%

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* Coral Energy Corporation of California was dissolved on December 30, 2019